TelUPay, Together With Megalink, Supports MASS-SPECC COOPERATIVE DEVELOPMENT CENTER Efforts To Promote Mobile Banking Services To Its Member-Cooperatives.

NEW YORK, Oct. 2, 2014 /PRNewswire/ -- TelUPay International Inc. (OTCQB: TLPY) today makes the following announcement:

TelUPay International Inc., through its Philippine subsidiary, TelUPay (Philippines) Inc. and its partnership with Megalink, has delivered a secure mobile banking and payment services to MASS-SPECC COOPERATIVE DEVELOPMENT CENTER (MASS-SPECC), a member of Megalink.

TelUPay (Philippines) Inc. and MASS-SPECC has signed a Letter of Understanding (LOU) launching an incentive marketing campaign aimed to promote and engage MASS-SPECC member-cooperatives and its leaders to use the TelUPay mobile banking and payment services focusing on the convenient and secured way of doing Balance Inquiry, Fund Transfer, Pay Bill and Buy Airtime Load anytime anywhere.

Mr. Adrian Ansell, CEO of TelUPay and Mr. Dennis Santander Deputy CEO of MASS-SPECC both agree that the TelUPay and MASS-SPECC partnership aims to empower their cooperatives, their authorized representatives and their 1.3 plus million members with mobile app solutions to support micro-financing services, buy airtime load, pay bills and in the future remittances, aligning ourselves and supporting MASS-SPECC's Mission:

"To empower low, medium-income and disadvantaged groups by providing equitable quality financial and non-financial services anchored on the principle of sustainable development"

About MASS SPECC

MASS-SPECC is the largest (and oldest) cooperative federation in the Philippines, covering 24 out of 27 provinces in Mindanao, with 272 active member cooperatives servicing over 1.3 million members and over one billion in assets. Its services include: central fund, investment, consultancy, education and training, information and communication technology, research, and networking.

About TelUPay International Inc.

TelUPay International Inc. is the parent company of the TelUPay Group, which has developed the next generation of secure mobile banking and payments technology designed and customized for banks, mobile operators, credit card companies, micro-finance and other financial institutions, offered as "client branded" mobile app/services to their customers. TelUPay mobile service includes; P2P (peer-to-peer) fund transfers both domestically and internationally, bill payments, merchant payments, mobile airtime purchases, balance inquiries and a host of other services designed to provide the ultimate convenience to the consumer at the lowest possible cost.

www.telupay.com